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Exhibit 4.12.3 (Translated from Hebrew)

Amendment and Revision of the Lease

Entered into and signed on the date of 18/11/08

Between:	Caps-Pharma Ltd. of Raoul Wallenberg 24, Tel-Aviv (Hereinafter: the “Landlord”)

And:	ViryNet Ltd. 8 Hamarpeh Street, Har Hozvim, Jerusalem (Hereinafter: the “Tenant”)

Whereas	The Tenant leased from the Landlord, in a building in the Har Hahozvim Industrial Zone, Jerusalem (hereinafter: the “Building”), an area of 720 square meters (gross) on the 8th floor of the Building and 25 parking spaces in the parking lot of the building (together hereinafter: the “Premises”), in accordance with the provisions of the Lease signed between the parties on 1.11.2006 (hereinafter: the “Lease”) and upon agreement of the parties during the lease period of a reduction of the number of parking spaces according to the Lease to the number of spaces specified above; and

Whereas	The Tenant requested that the Landlord reduce the size of the Premises and revise the number of the parking spaces in the Premises; and

Whereas	The Landlord consents to the request of the Tenant subject to the provisions and terms of this agreement;

Therefore it is agreed, stipulated and declared as follows:

1.	The preamble to this agreement constitutes an integral part thereof.

2.	(a)	It is agreed, that beginning from the date of 1.11.2008 (hereinafter: the “Effective Date”) the size of the Premises will be reduced to 560 square meters (gross) from the original size of the Premises as it was on the date of the signing of this agreement and to 20 parking spaces in the building parking lot (hereinafter: the “Reduced Premises”). The size of the reduced Premises on the 8th floor of the building is marked in color on the blueprints appended hereto as Annex A’, and the 20 parking spaces which are part of the reduced Premises are marked in color on the parking blueprints appended hereto as Annex B’.

Furthermore, it is agreed that the Tenant shall be entitled to park in the path between the parking lots which is part of the reduced Premises, in accordance with the location of the parking spaces as marked on the parking blueprints appended to this agreement, up to 5 additional vehicles, by blocking the spaces of the Tenant only (hereinafter: “Blocked Spaces”), provided that the parking of the 5 additional vehicles in the blocked spaces, as stated, or any part of them, does not interfere at any time or in any manner with the use by any tenant and/or guest of the parking lot of the building and provided that the Tenant adheres to all instructions and directives given by the Landlord and/or his representatives in respect to the above.

	(b)	It is agreed, that the work of separating and dividing the Premises and implementing the demarcation, at the place marked in red on the blueprints appended hereto as Annex A’, including construction, separating the electric board and air conditioning in the Premises and the rest of the work required to separate the area of the Premises to create the reduced Premises area which the Tenant will lease pursuant to this agreement (hereinafter: the “Renovation Work”), including a written permit by the safety advisor approved by the Landlord (who will not withhold approval except upon reasonable grounds) for the reduced Premises, shall be done by the Tenant at his expense in accordance with all of the provisions and terms of the Lease in respect to performing work on the Premises, and shall be completed to the satisfaction of the Landlord until the date of 30.11.2008 at the latest. It is expressly agreed that any renovation work performed by the Tenant’s contractors is subject to the Landlord’s approval and consent, in advance and in writing, of each of the specific contractors

	(c)	In addition to the aforementioned, it is agreed that as accepted compensation for the reduction of the Premises as described in this agreement above, for 100 square meters (gross) out of the returned area, as defined above, the Tenant will continue to pay to the Landlord, in full and in a timely fashion, rent and maintenance fees as well as arnona (municipal taxes), for the period of 4 months after the Effective Date and departure from the returned area, namely, beginning from the Effective Date until the date of 28.2.2009, in accordance with the amount of rent and maintenance fees specified in section 5 above, and not as stated in the Lease.

It is agreed that payment by the Tenant of the accepted compensation as specified in this section 5(F) above is a fundamental term of this agreement.

6.	The Tenant undertakes to extend the insurance policies belonging to him according to his commitments in the Lease, for the additional lease period as well, as well as for the extended periods, if they are so exercised, until but no later than the start of each such period.

7.	In addition, the Tenant will produce for the Landlord, at the signing of this agreement against return by the Landlord of the guarantee held by him according to the Lease, a new autonomous unconditional bank guarantee, made out to the order of the Landlord, in the amount of NIS 241,884 (two hundred forty one thousand and eight hundred eighty four new shekels), which will be prepared in accordance with all of the provisions of the Lease in respect to such, mutatis mutandis, to be used for the additional tenancy period with the addition of 3 months. The Tenant will furnish prior to the start of each extended period, written confirmation by the bank regarding the extension of the guarantee period until the end of the additional tenancy period or the following extended period, as the case may be, along with 3 additional months.

8.	The remaining provisions of the Lease shall remain the same. The parties agree that the Lease with all its provisions, shall continue to apply to the parties and to the lease of the Premises and the Reduced Premises, mutatis mutandis, subject to any other express provision in this agreement.

In witness the parties set their hand:

Caps-Pharma Ltd	ViryaNet Ltd